MCGRATH NORTH MULLIN & KRATZ, PC LLO
                                ATTORNEYS AT LAW
                         SUITE 3700 FIRST NATIONAL TOWER
                    1601 DODGE STREET, OMAHA, NEBRASKA 68102
                                  402-341-3070
                               FAX: 402-341-0216

JOHN E. NORTH           EDWARD G. WARIN       KEITH P. LARSEN                VICKI L. COLWELL
DEAN G. KRATZ           JAMES S. JANSEN       PATRICK C. STEPHENSON          MICHELLE M. DOUGLAS
DAVID L. HEFFLINGER     J. TERRY MACNAMARA    PATRICK E. BROOKHOUSER, JR.    JASON D. BENSON
JAMES P. FITZGERALD     MICHAEL G. MULLIN     DANIEL C. PAPE                 KATHRYN D. FOLTS
LEO A. KNOWLES          NICHOLAS K. NIEMANN   MICHAEL J. WEAVER, JR.         MICHAEL T. EVERSDEN
TERRENCE D. O'HARE      PATRICK J.BARRETT     JAMES M. SULENTIC              BRIAN T McKERNAN
JOHN F. THOMAS          STEVEN F. CASE        THOMAS J. KELLEY               MICHAELA A. MESSENGER
JEFFREY J. PIRRUCCELLO  JAMES G. POWERS       TERRY BAUMAN WHITE             AMY L. THOMAS
JOHN P. PASSARELLI      RONALD L. COMES       WILLIAM J. BIRKEL              KAREN P. DOUGLAS
LEE H. HAMANN           GARY E. WENCE         JOHN J. SCHIRGER               THOMAS O. KELLEY
RANDAL M.LIMBECK        DAVID G. ANDERSON     PATRICK J. STRAKA              LISA M.KULHAVY
MARK E. ENENBACH        DAVID H. ROE          AARON A. CLARK                 ERIC W.TIRITILLI
ROGER J. MILLER         ROBERT G. DAILEY      PATRICK R. McGILL              NATHAN L MAILANDER
TIMOTHY J.PUGH          DOUGLAS E. QUINN      W. GREGORY O'KIEF              KAREN E. I. ANDERSON
ROBERT D. MULLIN, JR.   J. SCOTT PAUL         CHRISTOPHER M. BIKUS
JAMES D. WEGNER         JAMES J. FROST        DANIEL E. BLAKELY
THOMAS C. McGOWAN       GUY LAWSON            THOMAS H. McLEAY
A. STEVENSON BOGUE      JOHN A. ANDREASEN     JENNIFER J. STRONG
WILLIAM E. HARGENS      SANDRA D. MORAR       KRISTOPHER J. COVI             OF COUNSEL
ROGER W. WELLS          DAVID C. NELSON       JEFFREY S. PENNE               DONALD B. daPARMA
ROBERT J. BOTHE         JAMES J. NIEMEIER     DIMITER V. TODOROV             RODNEY SHKOLNICK

                                                     March 4, 2005


Via EDGAR

H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:      ConAgra Foods, Inc.
                  Form 10-K for the year ended May 30, 2004
                  Form 10-Q for the quarterly period ended November 28, 2004 File number 1-7275

Dear Mr. Schwall:

         This letter sets forth ConAgra Foods' responses with respect to the staff's comment letter dated February 7, 2005 on ConAgra Foods' Form 10-K for the year ended May 30, 2004 and Form 10-Q for the quarter ended November 28, 2004. The numbered responses in this letter correspond to the numbered paragraphs of the comment letter. We have also included the comment along with ConAgra Foods' response for each comment to aid the review process.

1.   FORM 10-K, YEAR ENDED MAY 30, 2004

Management's Discussion & Analysis, Page 54

     1. Please expand MD&A, including Critical Accounting Policies, to clearly provide the following information with respect to your pension plans:

          (a) The significant assumptions and estimates used to account for pension plans and how those assumptions are determined; for example, the method (arithmetic/simple averaging or geometric/compound averaging) and source of return data used to determine the expected return assumption and the assumptions, estimates and data sources used to determine the discount rate;

          (b) The effect the pension plans had on results of operations, cash flow and liquidity, including the total amount of expected pension returns included in earnings and the amount of cash outflows used to fund the pension plan;

          (c) Any expected change in pension trends, including known changes in the expected return assumption and discount rate to be used during the next year and the reasonably likely impact of the known change in assumption on future results of operation and cash flows;

          (d) The amount of current unrecognized losses on pension assets and the estimated effect of those losses on future pension expense; and

          (e) A sensitivity analysis that expresses the potential change in expected pension returns that would result from hypothetical changes to pension assumptions and estimates.

Response:

The company believes that its disclosures regarding its accounting policies for pension plans in its Annual Report on Form 10-K for fiscal year 2004 were adequate to provide an investor with a reasonable understanding of the significant judgments used by management in its determination of pension expense. However, in response to the Staff's comments, the company proposes to expand its disclosures regarding pension plans under Critical Accounting Policies beginning with the company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 27, 2005, as follows. Certain amounts in the proposed expanded disclosures were not finalized as of the date of this letter and have been left blank for purposes of this letter only.

In addition, if the company, prior to the filing of its third quarter Form 10-Q, determines the expected rate of return and discount rate assumptions to be used in calculating the pension and postretirement expense for its next fiscal year and the estimated impact of these assumptions on the company's results of operations and cash flows, the company will also include this information in the proposed disclosure.

"The company recognized net pension expense of $75.7 million, $84.4 million, and $43.8 million respectively in fiscal years 2004, 2003 and 2002, which reflected expected returns on plan assets of $127.1 million, $113.1 million and $136.0 million, respectively. The company contributed $65.8 million, $233.2 million and $14.1 million to the company's pension plans in fiscal years 2004, 2003 and 2002, respectively.

One of the significant assumptions used to account for the company's pension plans is the expected long-term rate of return on plan assets. In developing the assumed long-term rate of return on plan assets for determining net periodic pension cost, the company considers long-term historical returns (arithmetic average) of the plan's investments, the asset allocation among types of investments, estimated long-term returns by investment type from external sources, and the current economic environment. Based on this information, the company selected 7.75% for the long-term rate of return on plan assets for fiscal year 2004 for its pension plans. The company has selected 7.75% for the long-term rate of return on plan assets for determination of pension expense for fiscal 2005. A 25 basis point increase/decrease in the company's expected long-term rate of return assumption as of the beginning of fiscal 2005 would decrease/increase net periodic pension cost for the company's pension plans by approximately $4.3 million.

When calculating expected return on plan assets for pension plans, the company uses a market-related value of assets that spreads asset gains and losses (differences between actual return and expected return) over five years. As of May 30, 2004, the amount of unrecognized losses on company pension plan assets was $160 million. The amount of unrecognized losses will change each year as the actual return on plan assets varies from the expected rate of return. Assuming no further change in the unrecognized losses in future periods, these losses would be recognized in future years resulting in an increase in net periodic pension cost of $__ million in fiscal 2005.

Another significant assumption for pension plan accounting is the discount rate. The company selects a discount rate each year for its plans based upon a hypothetical bond portfolio for which the cash flows from coupons and maturities match the year-by-year, projected benefit cash flows for the company's pension plans. The hypothetical bond portfolio is comprised of high-quality fixed income debt instruments (usually Moody's Aa) available at the measurement date. Based on this information, the discount rates selected by the company for determination of pension expense for the fiscal years ending May 30, 2004, May 25, 2003 and May 26, 2002 were 6.5%, 7.25% and 7.5%, respectively. The company has selected a discount rate of 6.0% for determination of pension expense for fiscal 2005. This decrease in the discount rate is expected to increase net periodic pension cost by $___ but to result in no incremental company contributions to the pension plans in fiscal 2005. A 25 basis point increase/decrease in the company's discount rate assumption as of the beginning of fiscal 2005 would decrease/increase net periodic pension cost for the company's pension plans by $___.

The rate of compensation increase is another significant assumption used in the development of accounting information for pension plans. The company determines this assumption based on its long-term plans for compensation increases and current economic conditions. Based on this information, the company selected 4.5% for fiscal year 2004 and 5.5% for fiscal years 2003 and 2002 as the rate of compensation increase for its pension plans. The company has selected 4.5% for the rate of compensation increase for determination of pension expense for fiscal 2005. A 25 basis point increase/decrease in the company's rate of compensation increase assumption as of the beginning of fiscal 2005 would increase/decrease net periodic pension cost for the company's pension plans by approximately $___.

The company also provides certain postretirement health care benefits and accounts for the related plans in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The postretirement benefit cost and obligation are also dependent on the company's assumptions used for the actuarially determined amounts. These assumptions include discount rates (discussed above), health care cost trend rates, inflation rates, retirement rates, mortality rates and other factors. The health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Assumed inflation rates are based on an evaluation of external market indicators. Retirement and mortality rates are based primarily on actual plan experience. The discount rate selected by the company for determination of postretirement expense for fiscal year 2004 was 6.0%. The company has selected a discount rate of 6.0% for determination of postretirement expense for fiscal 2005. A 25 basis point increase/decrease in the company's discount rate assumption as of the beginning of fiscal 2005 would decrease/increase net periodic postretirement cost for the company's plans by $__. The company has assumed the initial year increase in cost of health care to be 10%, with the trend rate decreasing to 5% by 2011. A one percentage point change in assumed health care cost trend rates would have the following effect:



                                                  One Percent       One Percent
                                                   Increase           Decrease
   (in millions)
   Effect on total service and interest cost      $    4.0         $   (3.3)
   Effect on postretirement benefit obligation        50.4            (42.5)


The company provides workers' compensation benefits to its employees. The measurement of the liability for the company's cost of providing these benefits is largely based upon actuarial analysis of costs. One significant assumption made by the company is the discount rate used to calculate the present value of its obligation. The discount rate used at May 30, 2004 was 6.0%. A 25 basis point increase/decrease in the discount rate assumption would not have a material impact on workers' compensation expense."

LIQUIDITY AND CAPITAL RESOURCES, PAGE 62

     2. Expand your discussion of the cash generated from operating activities to provide explanations of the underlying reasons for the changes in your working capital accounts. Within your revised discussion you should consider addressing whether the material line item changes are indicative of a trend or are non-recurring in nature. Please refer to FRC Section 501.13 for additional guidance.

Response:

In accordance with FRC Section 501.13, the company disclosed in its discussion of liquidity and capital resources the decrease of $470 million in amounts sold under its accounts receivable securitization program. This effectively explains 90% of the change in the company's accounts receivable balances. The company believes the remaining changes in working capital accounts were not indicative of significant trends or material non-recurring items, but rather normal cyclical changes in inventory and accounts payable balances within the company's industry. The company respectfully submits that it will continue to assess the nature of changes in its working capital and to provide further details in future filings of material changes in its working capital accounts which are indicative of trends or are non-recurring.

CRITICAL ACCOUNTING ESTIMATES, PAGE 65

     3. The disclosures of your critical accounting policies appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. These critical accounting policies appear to have critical judgment and estimation attributes, but the disclosures you provide do not sufficiently address these attributes.

          Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

          (a) An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

          (b) An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

          (c) An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Response:

The company believes its existing disclosures in its Annual Report on Form 10-K for fiscal year 2004 were appropriate to provide an investor with a reasonable understanding of the significant judgments used by management in its determination of its critical accounting estimates. However, in response to the Staff's comments, the company proposes to expand the disclosure relating to certain of its critical accounting policies beginning with the company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 27, 2005, as follows:

Marketing Costs

The company spends approximately $2.8 billion on approximately 200,000 individual marketing programs annually with each program reflecting its own specific terms. As such, the company believes providing variability, historical accuracy, and sensitivity information is not meaningful given the large number of programs and each program's unique nature. However, in order to be more descriptive in its disclosure, the company proposes to supplement the current disclosure by adding the following:

"The company enters into approximately 200,000 individual marketing programs annually resulting in approximately $2.8 billion in annual costs. Changes in the assumptions used in estimating the cost of any of the individual marketing programs would not result in a material change in the company's results of operations or cash flows."

Income Taxes

The company proposes to prospectively supplement the current disclosure with the following:

"At May 30, 2004, the company maintained a valuation allowance of $44.8 million related to certain foreign tax credits, as the company does not believe it will generate sufficient foreign source income to realize a tax benefit from these foreign tax credits. If management were to determine that such foreign tax credits could be utilized in the future, the valuation allowance would be reduced or eliminated and the impact on earnings could be significant."

Environmental Liabilities

The company proposes to prospectively supplement the current disclosure with the following:

"The company has recognized a reserve of approximately $115 million for environmental related liabilities. Historically, the underlying assumptions utilized by the company in estimating this reserve have been appropriate as actual payments have not differed materially from the previously estimated reserve balances, nor have significant adjustments to this reserve balance been necessary. The reserve for each site is determined based on an assessment of the most likely required remedy and a related estimate of the costs required to effect such remedy."

Impairment of Long-Lived Assets (including property, plant and equipment), Goodwill and Identifiable Intangible Assets

The company proposes to prospectively supplement the current disclosure with the following:

"The company utilizes a "relief from royalty" methodology in evaluating impairment of its brands/trademarks. This methodology determines the fair value of each brand through use of a discounted cash flow model that incorporates an estimated "royalty rate" the company would be able to charge a third party for the use of the particular brand. A one percentage point increase in the discount rate assumptions used to estimate the fair values of the company's goodwill and other identifiable intangible assets would not result in a material impairment charge."

GOODWILL AND OTHER IDENTIFIABLE INTANGIBLE ASSETS, PAGE 81

     4. Please provide detail of the items included in your non-amortizable intangible asset account balance. Provide a detailed analysis to support your position that these intangible assets have an indefinite useful life. Also, please explain to us in detail how you evaluate them for impairment under FASB Statement No. 142.

Response:

The company's intangible assets not subject to amortization are comprised of the following balances as of May 30, 2004:


     (in millions)
     Brands/Trademarks                                        $  776.4
     Pension Intangible Asset                                 $   20.3
     Miscellaneous                                            $    1.4
                                                              ---------
                                            Total              $ 798.1

The company performs an annual review of its brands/trademarks to determine the expected use of each asset. As of May 30, 2004, the company did not plan to discontinue the use of any of its brands/trademarks for which it has assigned indefinite lives. In addition, the company was not aware of any legal, regulatory, contractual, competitive, economic, or other factors which limited the lives of these intangible assets.

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the company performs an annual impairment analysis of its intangible assets not subject to amortization (and more frequently if events or changes in circumstances indicate that an asset may be impaired). The company utilizes a commonly used "relief from royalty" methodology in evaluating impairment of its brands/trademarks. This methodology determines the fair value of each brand through use of a discounted cash flow model that incorporates an estimated "royalty rate" the company would be able to charge a third party for the use of the particular brand.

The pension related intangible asset is accounted for in accordance with SFAS No. 87, Employers' Accounting for Pensions, and is therefore not subject to impairment analysis under SFAS No. 142.

The company proposes to modify its disclosures prospectively beginning with the quarterly report on Form 10-Q for the fiscal quarter ended February 27, 2005 to separately disclose brands/trademarks.

PRE-TAX INCOME AND INCOME TAXES, PAGE 85

     5. We note during fiscal year 2004 you reduced the valuation allowance associated with the capital loss carryforwards (from fresh beef and pork divestiture) when you determined sufficient capital gains would be generated from the termination of interest rate swap agreements and the disposition of UAP North America which enabled you to realize the benefit of the deferred tax asset. Supplementally tell us why you did not consider such factors in your realization test in fiscal year 2003, and why you believe the adjustment to the valuation allowance in fiscal 2004 should be considered a change in accounting estimate.

Response:

During fiscal 2003, the company generated capital loss carryforwards as a result of its fresh beef and pork divestiture. As of May 25, 2003, the company believed the deferred tax assets associated with the capital loss carryforwards would not be realized for tax purposes as the company had determined it was not probable that it would generate sufficient future capital gains to realize the tax benefits associated with these capital losses. Therefore, the company did not recognize the deferred tax assets associated with these capital losses.

The company initially established the interest rate swaps in order to hedge the fair value of a significant amount of the company's long-term debt. Although the interest rate derivative instruments (the swaps) were in a net unrealized gain position during fiscal 2003, as of May 25, 2003, it was the company's intent to continue the hedge indefinitely. As such, the company did not expect to realize capital gains, as capital gains would have only resulted from the eventual termination of the swap agreements.

In September 2003 (prior to filing the first quarter fiscal 2004 Form 10-Q), the company closed out all of its interest rate swap agreements, as interest rates had reached forty-year lows and the company's Risk Management Committee determined that improving economic conditions would likely result in rising interest rates, thereby causing the continuation of the hedge to be unwarranted. The termination of these interest rate swap agreements will generate capital gains which the company will recognize in its income tax returns over the next several years. As a result of the expected termination of these interest rate swap agreements, the company determined as of the end of the first quarter of fiscal 2004 it was then more likely than not it would be able to realize the deferred tax assets associated with the capital loss carryforwards.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED NOVEMBER 28, 2004

Note 2.  Discontinued Operations and Divestitures, Page 9.

     6. Please supplementally provide further detail on the transactions related to fresh beef and pork divestitures entered into during fiscal year 2005. In your response, please include the following:

          (a) Details on the agreement reached with affiliates of Swift Foods by which the company took control and ownership of approximately $300 million of the net assets of the cattle feeding business, including feedlots and live cattle.

          (b) How you accounted for the acquisition and sale of cattle feeding business, including feedlots and live cattle and the accounting guidance applied.

          (c) Status of note receivable (maturing in September 2004) issued in connection with the sale of cattle feeding business.

Response:

In September 2002, the company sold a 55% interest in its cattle feeding operations to Swift Cattle Holdco ("Swift") and retained a 45% equity investment in these operations. As the company financed 100% of the purchase price and agreed to finance the cattle feeding operations, the legal divestiture of the cattle feeding business was not recognized as a divestiture for accounting purposes in accordance with Staff Accounting Bulletin Topic 5E, Accounting for Divestiture of a Subsidiary or Other Business Operation. Accordingly, the company aggregated the assets and liabilities associated with the cattle feeding business in its balance sheets within "other assets" and "other noncurrent liabilities" and included the 45% interest in the cattle feeding business' results of operations within the company's equity method investment earnings. The equity method investment earnings have been presented outside of segment operating results since the legal divestiture.

In September 2004, Swift was in default on the credit agreement by which the company had financed 100% of the purchase price in the September 2002 transaction. On September 24, 2004, the company reached an agreement in lieu of foreclosure with Swift by which the company took ownership of the common stock of MFI, Inc., the holding company which owns Monfort Finance Company, Inc. ("MFC"), the cattle feeding operations.

On October 15, 2004, the company sold the common stock of MFC (the disposal group) to Smithfield Foods, an unrelated party, for cash consideration. The company recorded a gain due to the reacquisition (via agreement in lieu of foreclosure) and subsequent sale of MFC totaling $19 million (net of taxes of $11.6 million). As part of the contract of sale, the cattle inventory and related cattle futures positions used to mitigate price risk in the inventory were retained by the company.

It is customary in the cattle feeding industry for a seller of such operations to retain and "feed-out" the cattle on hand. The point in time upon which the cattle inventory will ultimately be sold to a processor is subject to very accurate forecasting due to the nature of the operations. Accordingly, the cattle inventory will remain at the feedlots of MFC, which is now operated by Smithfield Foods. The cattle will be fed and cared for by the cattle feeding operator until they have reached appropriate weight for slaughter, at which time, the company will sell the cattle to a processor at fair market value. During the period from October 15, 2004 through the date on which the cattle are sold to a processor (all of the cattle will be processed by April 2005), the company will pay usual and customary rates for feeding and care to the cattle feeding business. Subsequent to September 24, 2004, profits or losses from the sales of the cattle inventory are recognized within discontinued operations. As a result of the sale of the cattle feeding business to Smithfield Foods, the company is no longer in the cattle feeding business.

Per paragraph 30 of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, "a long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:

          a. Management, having the authority to approve the action, commits to a plan to sell the disposal group;

          b. The disposal group is available for immediate sale in its present condition subject to terms that are usual and customary for sales of such disposal groups;

          c. An active program to locate a buyer and other actions required to complete the plan to sell the disposal group have been initiated;

          d. The sale of the disposal group is probable, and transfer of the disposal group is expected to qualify for recognition as a completed sale, within one year...;

          e. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn."

Management determined that, at November 28, 2004, each of these criteria had been met, as is evidenced by the sale of the cattle feeding business, subject to terms that are usual and customary for sales of this type of disposal group.

The company determined that the sale of the cattle inventory to a processor in transactions subsequent to the sale of the legal entity, which represents the disposal group, is not an abandonment through "run-off" of operations. Rather, this represents a sale of a business under terms which are usual and customary in the industry. Accordingly, the company determined EITF D-104, Clarification of Transition Guidance in Paragraph 51 of FASB Statement No. 144 (which was issued in response to regulatory or contractual issues which do not apply to the company's current transactions) that states "if...a component of an entity will be abandoned through the liquidation or run-off of operations, that component should not be reported as a discontinued operation in accordance with Statement 144 until all operations, including run-off operations, cease" did not apply.

In applying SFAS No. 144, the company has reflected the assets, liabilities and results of operations of the cattle feeding business as discontinued operations subsequent to the reacquisition of the cattle feeding business on September 24, 2004. Based on research and consultation, it was determined that the company would not reflect the historical results of operations of the cattle feeding business as discontinued operations during those periods that the company had retained a 45% equity interest in the cattle feeding business (i.e., from September 2002 through September 2004) and for those periods prior to the September 2002 sale of the cattle feeding business.

         The company acknowledges that the adequacy and accuracy of the disclosure in its filing with the Commission is the responsibility of the company. The company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We appreciate the Staff's assistance in this process and would be willing to discuss with you at your earliest convenience any additional comments the Staff may have. Please contact Dave Hefflinger or Guy Lawson at 402-341-3070 with questions or comments on this response letter.

                                                     Very truly yours,

                                                      /s/ Guy Lawson

                                                     Guy Lawson


Cc:  Frank Sklarsky
     (Executive Vice President,  Chief Financial Officer, ConAgra Foods, Inc.)

     John Gehring
     (Senior Vice President, Controller, ConAgra Foods, Inc.)

     David Hefflinger (McGrath North Mullin & Kratz, PC LLO)

     Roger Wells (McGrath North Mullin & Kratz, PC LLO)